
DEXIA

Group



The Secretary-General


06013017


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
152
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

March 29nd , 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of March 28nd, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.



Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

28/03/2006
1 p.

Dexia holding in Créatis

Dexia is selling its holding in Créatis to Cofidis, a subsidiary from Groupe 3 Suisses International.

In France, Créatis is one of the specialists in structured loans to private individuals through a network of business contributors. Dexia holds 25% in the capital of Créatis while Crédit Municipal de Lille is the majority shareholder (75%).

The activity of Créatis does not fit in the present strategy of the Dexia Group.

Créatis employs 170 persons and its network of business contributors partners covers the whole French territory, which is reinforced by a network of 9 branches in the Nord / Pas de Calais / Picardie region. As of 31 December 2004, Créatis recorded a profit of EUR 3.6 million and a balance sheet total of EUR 442 million.

The operation is subject to approval being granted by the appropriate authorities.


DEXIA
Group

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 13, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of April 13, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

13/04/2006
1 p.

5 MAJOR USERS OF EURONEXT ENTER INTO A SHAREHOLDER PACT

4 major European financial establishments (BNP Paribas, Crédit Agricole, DEXIA, Société Générale) and the "Caisse des dépôts et consignations", shareholders and users of EURONEXT, representing approximately 9.7% of the capital of EURONEXT NV (excl. trading shares), have just concluded a Shareholder Pact.

These shareholders have decided to consult regularly in order to adopt common positions on the strategic development of EURONEXT NV.

5 GROTE GEBRUIKERS VAN EURONEXT VORMEN EEN AANDEELHOUDERSPACT

4 grote Europese financiële instellingen (BNP Paribas, Crédit Agricole, DEXIA, Société Générale) en de *Caisse des dépôts et consignations*, aandeelhouders en gebruikers van EURONEXT, die samen ongeveer 9,7 % van het kapitaal van EURONEXT NV vertegenwoordigen (exclusief trading shares), vormden zopas een aandeelhouderspact.

Deze aandeelhouders hebben besloten regelmatig overleg te plegen met het oog op de inname van gemeenschappelijke standpunten over de strategische ontwikkeling van EURONEXT NV.

5 GRANDS UTILISATEURS D'EURONEXT CONSTITUENT UN PACTE D'ACTIONNAIRES

4 grands établissements financiers européens (BNP Paribas, Crédit Agricole, DEXIA, Société Générale) et la Caisse des dépôts et consignations, actionnaires et utilisateurs d'EURONEXT, détenant environ 9,7 % du capital d'EURONEXT NV (hors titres de trading), viennent de conclure un pacte d'actionnaires.

Ces actionnaires ont décidé de se concerter régulièrement en vue d'adopter des positions communes sur les évolutions stratégiques d'EURONEXT NV.